SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, August 13, 2014 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, announces today its results for the second quarter of 2014. All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian reais (R$), and all comparisons are with the second quarter of 2013, unless otherwise stated.

Highlights

       GOL registered a positive operating margin of 1.6% in 2Q14, 3.4 percentage points up year over year. As a result, operating income (EBIT)recorded its sixth consecutive quarterly improvement, reaching R$38 million, R$73 million more than in 2Q13. In the last twelve months (LTM), EBIT totaled R$382 million with an operating margin of 3.9%.

       Net revenue reached R$2.4 billion, the Company’s highest ever second-quarter figure, 24% up over 2Q13. LTM net revenue stood at R$9.8 billion, R$1.7 billion higher than in the 2Q13 LTM.

       EBITDAR totaled R$375 million, 60% more than in 2Q13. LTM EBITDAR came to R$1.8 billion. As this indicator has a direct impact on financial leverage, the adjusted net debt/LTM EBITDAR ratio fell to 4.6x from 11.3x in 2Q13.

       Total load factor came to 75.2% in the second quarter and 75.7% year to date, respective increases of 7.5 and 8.2 percentage points. Demand for seats increased by 10.5% year to date, while capacity fell by 1.5% in the same period. Since 2012, GOL has reduced its domestic market supply by 15%, reinforcing its flexible capacity management strategy.

        Yield reached R$24.40, a 17% improvement over 2Q13. RASK and PRASK came to R$20.50 and R$18.35, 30% up year over year in both cases, pushed by the increased attractiveness of GOL’s services, effective route network management and increased demand for seats.

        Total CASK moved up by 26% over 2Q13 to R$20.16. CASK ex-fuel increased by 33%, reflecting the current cost structure given the new revenue level. The indicator was also impacted by the 8% depreciation of the Real against the average Dollar and the lower dilution of ASK, due to the 4.6% period reduction in supply (ASK).

       During the 2014 World Cup, GOL operated 28 thousand commercial flights, transported 3.4 million passengers and achieved record load factor levels, which averaged 81.2% between June 12 and July 14, 2014. In the same period, the Company’s customer satisfaction rating, measured by an SMS survey, reached its highest level: 8.16 on a scale from 0 to 10, exemplifying the dedication of our entire Team of Eagles.

IR Contacts

Edmar Lopes
Eduardo Masson
Gabriel Motta
Thiago Stanger
Jenifer Nicolini
ri@golnaweb.com.br
www.voegol.com.br/ir
+55 (11) 2128-4700

Conference Calls
Thursday
August 14, 2014

Portuguese

10:30 a.m. (Brazil)
09:30 a.m. (US ET)
Tel.: +55 (11) 2188-0155
Code: GOL
Replay: +55 (11) 2188 0400
Code Replay: GOL

English

12:00 p.m. (Brazil)
11:00 a.m. (US ET)
+1 (412) 317-6776
Code: GOL
Replay: +1(412)317 0088
Code Replay: 10050013

Live Webcast:

www.voegol.com.br/ir

1	GOL Linhas Aéreas Inteligentes S.A

              Message from Management

GOL recorded its first positive second-quarter operating income since 2010, reaching R$38 million, accompanied by a positive operating margin (EBIT) of 1.6%, R$73 million or 3.4 percentage points higher than in 2Q13, resulting on the sixth consecutive quarterly improvement in the operating result.

Net revenue reached a highest ever level for a second quarter reaching R$2.4 billion, R$466 million more than in 2Q13. Over the last twelve months, net revenue reached R$9.8 billion, which also came to a new record. Domestic load factor reached 76.0% in the quarter and 76.4% year to date, also the highest ever figures for the periods. The new load factor level, together with the increase in yield by 17% in 2Q14, pushed up PRASK and RASK by 30% over 2Q13.

These results reflect the Company’s efforts to ensure service excellence for all its clients, based on security, simplicity and sympathy.

In line with its strategy of increasing dollar revenue, GOL announced a codeshare agreement with Etihad Airways and Aeromexico, and new routes between Campinas (São Paulo) and Miami (USA), and Guarulhos (São Paulo) and Santiago (Chile), ensuring new destinations and improved connectivity. As a result, GOL recorded a 19% year over year increase in the number of passengers carried in the international market, the highest in the industry, raising its share of this segment by 4.2 percentage points to 30%. As a result, international passenger revenue has been increasing constantly, having passed the R$1.0 billion level in the last 12 months.

Given the 8% devaluation of the Real against the average Dollar in 2Q13, the 13% increase in the per-liter jet fuel price, and higher inflationary pressure, the Company’s costs reached R$2.3 billion, 20% higher than in 2Q13, which represents an increase of 4 percentage points lower than the revenue growth.

GOL ended 2Q14 with a cash position of R$2.8 billion, or 29% of net revenue in the last 12 months. Financial leverage (adjusted net debt over LTM revenue) totaled at 4.6x, versus 11.3x at the end of 2Q13. This improvement was chiefly due to higher LTM EBITDAR, which reached R$1.8 billion, R$1.1 billion up over 2Q13 LTM EBITDAR.

In order to strengthen its balance sheet, the Company renegotiated its 4th debenture issuance and held a tender offer of US$187.1 million for the acquisition of its senior notes, maintaining a constant focus on reducing the cost and amortization of debt.

The efforts of the Team of Eagles were further underlined by the results during the 2014 World Cup. It represented months of preparation and planning to provide more than 28 thousand commercial flights, an average of 908 per day, with 486 extra flights. In order to serve passengers with different nationalities, we identified crew members fluent in several languages and allocated them in accordance with the needs of each flight. Of the total 4,500 airport employees, were temporarily relocated 3,000 to provide the best possible support for the operation. GOL was leader in passengers carried in the domestic market – 3.4 million – reaching a period load factor of 81.2% and leading the punctuality rankings, with 96% of flights on time.

The operational success during the World Cup was also recognized by the clients, through the SMS customer satisfaction survey, we received a rating of 8.16 on a scale of 0 to 10, reinforcing the commitment to overcome this rating by the end of the year.

2	GOL Linhas Aéreas Inteligentes S.A

GOL would like to thank its customers for their loyalty, our Team of Eagles for their commitment and investors for their confidence, all of which increasingly reinforces GOL’s vision of being the best company to fly with, work for and invest in.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

3	GOL Linhas Aéreas Inteligentes S.A

Operating and Financial Indicators

Aviation Market	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Aviation Market - Industry
RPK Industry - Total	28,791	27,569	4.4%	59,032	55,957	5.5%
RPK Industry - Domestic	21,819	20,937	4.2%	45,039	42,266	6.6%
RPK Industry - International	6,972	6,632	5.1%	13,993	13,691	2.2%
ASK Industry - Total	36,154	36,841	-1.9%	74,170	75,154	-1.3%
ASK Industry - Domestic	27,695	28,137	-1.6%	56,881	56,795	0.2%
ASK Industry - International	8,459	8,704	-2.8%	17,288	18,359	-5.8%
Industry Load Factor - Total	79.6%	74.8%	4.8 p.p	79.6%	74.5%	5.1 p.p
Industry Load Factor - Domestic	78.8%	74.4%	4.4 p.p	79.2%	74.4%	4.8 p.p
Industry Load Factor - International	82.4%	76.2%	6.2 p.p	80.9%	74.6%	6.3 p.p
Aviation Market – GOL
RPK GOL – Total	8,734	8,249	5.9%	18,273	16,540	10.5%
RPK GOL - Domestic	7,759	7,499	3.5%	16,260	14,914	9.0%
RPK GOL - International	975	749	30.2%	2,013	1,626	23.8%
ASK GOL – Total	11,618	12,179	-4.6%	24,147	24,508	-1.5%
ASK GOL – Domestic	10,213	10,870	-6.0%	21,288	21,767	-2.2%
ASK GOL - International	1,405	1,309	7.4%	2,859	2,741	4.3%
GOL Load Factor - Total	75.2%	67.7%	7.5 p.p	75.7%	67.5%	8.2 p.p
GOL Load Factor - Domestic	76.0%	69.0%	7.0 p.p	76.4%	68.5%	7.9 p.p
GOL Load Factor - International	69.4%	57.2%	12.2 p.p	70.4%	59.3%	11.1 p.p
Operational Data	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Revenue Passengers - Pax on board ('000)	9,234	8,699	6.1%	19,062	17,270	10.4%
Aircraft Utilization (Block Hours/Day)	11.0	11.7	-5.9%	11.3	11.7	-3.4%
Departures	75,266	78,395	-4.0%	154,399	156,627	-1.4%
Average Stage Length (km)	903	891	1.3%	906	898	0.9%
Fuel consumption (mm liters)	363	370	-1.9%	749	745	0.6%
Full-time equivalent employees at period end	16,302	16,465	-1.0%	16,302	16,465	-1.0%
Average Operating Fleet	124	119	3.9%	125	121	3.4%
Financial Data	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Net YIELD (R$ cents)	24.40	20.88	16.9%	24.16	21.94	10.1%
Net PRASK (R$ cents)	18.35	14.14	29.8%	18.29	14.81	23.5%
Net RASK (R$ cents)	20.50	15.72	30.4%	20.19	16.31	23.8%
CASK (R$ cents)	20.16	16.01	25.9%	19.43	16.04	21.1%
CASK ex-fuel (R$ cents)	12.35	9.30	32.8%	11.48	9.00	27.6%
Average Exchange Rate[1]	2.2296	2.0673	7.9%	2.2974	2.0333	13.0%
End of period Exchange Rate[1]	2.2025	2.2156	-0.6%	2.2025	2.2156	-0.6%
WTI (avg. per barrel, US$)[2]	103.06	94.14	9.5%	100.89	94.30	7.0%
Price per liter Fuel (R$)	2.50	2.21	13.1%	2.56	2.32	10.6%
Gulf Coast Jet Fuel Cost (average per liter, US$)³	0.76	0.74	2.7%	0.77	0.77	0.0%

      1. 1.Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

4	GOL Linhas Aéreas Inteligentes S.A

Aviation Market – Industry

In 2Q14, domestic  aviation industry demand increased by 7% year to date and 4% in a quarter comparison over last year, fueled by the respective 4.8 and 4.4 percentage point increases to 79.2% and 78.8%. Supply remained flat in 6M14 and fell by 1.6% in the quarter.

The number of paying passengers transported in the domestic market increased by 7.8% in 6M14 to 46.2 million, a new period record. The total of paying passengers transported in the international market stood at 3 million, 2% up over 6M13 and also a record over the period.

Domestic Market - GOL

        Domestic supply declined by 2.2% year to date and 6.0% in the quarter, in line with the Company’s projections for 2014 of a reduction between -3% and -1%.

        Domestic demand increased by 9.0% in 6M14, representing around 50% of the industry growth in the same period. In 2Q14, domestic demand grew by 3.5%.

        Domestic load factor reached 76.4% and 76.0% in 6M14 and 2Q14, respectively, the highest level in GOL’s history.

        GOL carried more paid passengers than any other airline in the domestic market, totaling a record of 19 million in the first half, 10% up on 6M13 and corresponding to 37% of the total industry.

      International Market - GOL

        International supply increased by 4.3% in the first half and 7.4% in the second quarter, in line with the annual growth guidance of up to 8%. The Company maintains its focus on increasing its international market presence by launching new routes in 2Q14 between São Paulo (Brazil) and Santiago (Chile), and Campinas (Brazil) and Miami (USA).

        International demand grew by 24% in 6M14 and 30% in 2Q14, generating respective increases of 11.1 and 12.1 percentage points in the international load factor.

        The number of paid passengers transported came to 908,000 year-to-date, 146,000, or 19%, more than in 6M13, outpacing the industry as a whole, which recorded growth of 64,000 paid passengers in the same period. GOL’s market share grew by 4.2 percentage points to 30% in the first half.

PRASK and Yield

      Thanks to the Company’s strategy of maximizing profitability by raising its load factor to new levels, increasing the attractiveness of its services and having the flexibility to adapt its route network in a dynamic manner, PRASK grew by 30% in 2Q14 over 2Q13, and yield expanded by 17%.

5	GOL Linhas Aéreas Inteligentes S.A

Income Statement in IFRS (R$ thousand)

Income Statement (R$ `000) IFRS	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Gross Revenue	2,529,972	2,027,722	24.8%	5,154,414	4,234,558	21.7%
Passenger	2,243,799	1,782,365	25.9%	4,604,380	3,752,998	22.7%
Cargo and Other	286,173	245,357	16.6%	550,034	481,560	14.2%
Net operating revenues	2,381,289	1,914,825	24.4%	4,874,688	3,997,501	21.9%
Passenger	2,131,409	1,722,561	23.7%	4,415,697	3,628,668	21.7%
Cargo and Other	249,880	192,264	30.0%	458,991	368,833	24.4%
Operating Costs and Expenses	(2,342,480)	(1,949,903)	20.1%	(4,690,982)	(3,931,404)	19.3%
Salaries, wages and benefits	(327,129)	(335,169)	-2.4%	(674,428)	(622,068)	8.4%
Aircraft fuel	(908,042)	(817,530)	11.1%	(1,919,364)	(1,724,905)	11.3%
Aircraft rent	(213,033)	(153,983)	38.3%	(425,995)	(308,424)	38.1%
Sales and marketing	(161,004)	(109,297)	47.3%	(322,237)	(199,420)	61.6%
Landing fees	(142,344)	(134,797)	5.6%	(293,812)	(268,641)	9.4%
Aircraft and traffic servicing	(202,026)	(141,659)	42.6%	(367,869)	(277,218)	32.7%
Maintenance materials and repairs	(152,404)	(81,559)	86.9%	(227,935)	(174,641)	30.5%
Depreciation and Amortization	(124,309)	(116,227)	7.0%	(259,561)	(227,152)	14.3%
Other	(112,189)	(59,682)	88.0%	(199,782)	(128,935)	55.0%
Equity Income	(961)	-	NM	(1,407)	-	NM
Operating Result (EBIT)	37,848	(35,078)	NM	182,298	66,097	175.8%
EBIT Margin	1.6%	-1.8%	3.4 p.p	3.7%	1.7%	2.0 p.p
Other Financial Income (expense)	(105,695)	(424,979)	-75.1%	(299,477)	(531,907)	-43.7%
Interest on loans	(132,899)	(129,963)	2.3%	(276,004)	(250,793)	10.1%
Financial Leasing	(23,502)	(25,518)	-7.9%	(49,241)	(50,338)	-2.2%
Interest Expenses	(109,397)	(104,445)	4.7%	(226,763)	(200,455)	13.1%
Gains from financial investments	25,359	13,801	83.7%	67,530	20,881	223.4%
Exchange variations	50,391	(333,685)	NM	107,878	(274,531)	NM
Derivatives net result	(36,785)	39,392	NM	(155,269)	13,324	NM
Other expenses (revenues), net	(11,761)	(14,524)	-19.0%	(43,612)	(40,788)	6.9%
Income (Loss) before income taxes	(67,847)	(460,057)	-85.3%	(117,179)	(465,810)	-74.8%
Income Tax	(77,133)	27,103	NM	(123,947)	(42,434)	192.1%
Current income tax	(34,799)	(10,968)	217.3%	(74,055)	(28,372)	161.0%
Deferred income tax	(42,334)	38,071	NM	(49,892)	(14,062)	254.8%
Net income (loss)	(144,980)	(432,954)	-66.5%	(241,126)	(508,244)	-52.6%
Net Margin	-6.1%	-22.6%	16.5 p.p	-4.9%	-12.7%	7.8 p.p
Participation of Non-controlling Shareholders	29,198	16,567	76.2%	64,247	16,567	287.8%
Participation of Controlling Shareholders	(174,178)	(449,521)	-61.3%	(305,373)	(524,811)	-41.8%
EBITDA	162,157	81,149	99.8%	441,859	293,249	50.7%
EBITDA Margin	6.8%	4.2%	2.6 p.p	9.1%	7.3%	1.7 p.p
EBITDAR	375,190	235,132	59.6%	867,854	601,673	44.2%
EBITDAR Margin	15.8%	12.3%	3.5 p.p	17.8%	15.1%	2.8 p.p

6	GOL Linhas Aéreas Inteligentes S.A

EBIT, EBITDA and EBITDAR Reconciliation (R$MM)	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Net income (loss)	(145.0)	(433.0)	-66.5%	(241.1)	(508.2)	-52.6%
(-) Income taxes	(77.1)	27.1	NM	(123.9)	(42.4)	192.1%
(-) Net financial result	(105.7)	(425.0)	-75.1%	(299.5)	(531.9)	-43.7%
EBIT	37.8	(35.1)	NM	182.3	66.1	175.8%
(-) Depreciation and amortization	(124.3)	(116.2)	7.0%	(259.6)	(227.2)	14.3%
EBITDA	162.2	81.1	99.8%	441.9	293.2	50.7%
(-) Aircraft rent	(213.0)	(154.0)	38.3%	(426.0)	(308.4)	38.1%
EBITDAR	375.2	235.1	59.6%	867.9	601.7	44.2%

In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and the net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, the net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses.

                          Net Revenue (R$ million)

Net revenue totaled R$2.4 billion in 2Q14, 24% more than in 2Q13 and the Company’ highest ever second quarter figure. Year to date revenues came to R$4.9 billion, 22% up on the same period last year. The result was fueled by an increase on demand and load factor, which combined with a higher yield, pushed up passenger revenue. In the last 12 months, GOL reached total net revenue of R$9.8 billion, 21% up over the previous 12 months.

Passenger revenue accounted for 90% of total net revenue and moved up by 24% in the quarter and 22% in the first half, due to the increased attractiveness of the Company’s services and adjustments to the route network to maximize profitability through new market opportunities. Another factor that contributed to the revenue growth was the increase in number of passengers from partner airlines enabling a greater connectivity of the route network. International passenger revenue totaled R$315 million in 2Q14, equivalent to 13% of total revenue and R$110 million more than in 2Q13. In the last 12 months, this line came to R$1,1 billion.

Cargo and other revenue grew by 30%, mainly due to an increase in revenue from rebooking, refunds and cancellations.

Operating Expenses (R$ million)

Operating costs and expenses totaled  R$2.3 billion in the quarter, 20%  up on 2Q13. Excluding fuel expenses, operating costs and expenses came to R$1.4 billion. The increase was driven by the 8% depreciation of the Real against the average Dollar of the 2Q14 over 2Q13, the 13% increase in jet fuel prices over the same period, and a higher inflationary pressure. In the last 12 months, GOL recorded operating costs and expenses of R$9.4 billion, 9.9% up from the 2Q13 LTM.

Cost per ASK (CASK) totaled R$20.16 cents in 2Q14, 26%  more than in 2Q13, while year to date CASK moved up by 21% over 6M13. Total CASK increased more than the total operating costs and expenses due to a lower dilution resulting from supply reductions of 4.6% in 2Q14 and 1.5% in 6M14 over the same periods in the previous year.

7	GOL Linhas Aéreas Inteligentes S.A

Operating Expenses (R$ MM)	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Aircraft fuel	(908.0)	(817.5)	11.1%	(1,919.4)	(1,724.9)	11.3%
Salaries, wages and benefits	(327.1)	(335.2)	-2.4%	(674.4)	(622.1)	8.4%
Aircraft rent	(213.0)	(154.0)	38.3%	(426.0)	(308.4)	38.1%
Sales and marketing	(161.0)	(109.3)	47.3%	(322.2)	(199.4)	61.6%
Landing fees	(142.3)	(134.8)	5.6%	(293.8)	(268.6)	9.4%
Aircraft and traffic servicing	(202.0)	(141.7)	42.6%	(367.9)	(277.2)	32.7%
Maintenance, materials and repairs	(152.4)	(81.6)	86.9%	(227.9)	(174.6)	30.5%
Depreciation and Amortization	(124.3)	(116.2)	7.0%	(259.6)	(227.2)	14.3%
Other operating expenses	(112.2)	(59.7)	88.0%	(199.8)	(128.9)	55.0%
Total operating expenses	(2,342.5)	(1,949.9)	20.1%	(4,691.0)	(3,931.4)	19.3%
Operating expenses ex- fuel	(1,434.4)	(1,132.4)	26.7%	(2,771.6)	(2,206.5)	25.6%

Operating Expenses per ASK (R$ cents)	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Aircraft fuel	(7.82)	(6.71)	16.4%	(7.95)	(7.04)	12.9%
Salaries, wages and benefits	(2.82)	(2.75)	2.3%	(2.79)	(2.54)	10.0%
Aircraft rent	(1.83)	(1.26)	45.0%	(1.76)	(1.26)	40.2%
Sales and Marketing	(1.39)	(0.90)	54.4%	(1.33)	(0.81)	64.0%
Landing Fees	(1.23)	(1.11)	10.7%	(1.22)	(1.10)	11.0%
Aircraft and Traffic Servicing	(1.74)	(1.16)	49.5%	(1.52)	(1.13)	34.7%
Maintenance, Materials and Repairs	(1.31)	(0.67)	95.9%	(0.94)	(0.71)	32.5%
Depreciation and Amortization	(1.07)	(0.95)	12.1%	(1.07)	(0.93)	16.0%
Other Operating Expenses	(0.97)	(0.49)	97.0%	(0.83)	(0.53)	57.3%
CASK	(20.16)	(16.01)	25.9%	(19.43)	(16.04)	21.1%
CASK Excluding Fuel Expenses	(12.35)	(9.30)	32.8%	(11.48)	(9.00)	27.5%

Aircraft Fuel per ASK totaled R$7.82 cents in 2Q14, 16% up over 2Q13, due to the 13% period increase in the average per-liter fuel price (R$2.50 in 2Q14), partially offset by reduced fuel consumption. The increase was higher than the nominal growth in fuel costs due to a reduced dilution per ASK as a result of the domestic market capacity reduction.

Salaries, wages and benefits per ASK came to R$2.82 cents in the quarter, 2% more than in 2Q13, chiefly due to reduced ASK. In nominal terms, personnel expenses recorded a decline due to the 1% cut in the workforce and the reversal of R$22 million in provisions for labor contingencies. On the opposite side, the result was partially offset by: (i) the constitution of provisions for profit sharing (PPR) totaling R$21 million (R$13 million more than in 2Q13); (ii) the approximate 6% pay rise following the collective pay rise agreement in December 2013; and (iii) R$5 million from the salary accretion as risk premium to the airport, maintenance and CRC (Customer Relationship Center) employees.

Aircraft leasing per ASK stood at R$1.83 cents, 45% or R$56 million up over the R$1.26 cents recorded in 2Q13, mainly due to the 8% depreciation of the Real against the average Dollar and the impact of the entry of new Boeing 737-800 NG aircraft under operational leasing, whose average price is higher than the aircraft they replaced. The number of aircraft under operational leasing increased from 90, in 2Q13, to 101.

Sales and marketing per ASK totaled R$1.39 cents, 54% higher than in 2Q13, due to: (i) higher commissions due to the R$15 million increase in sales; (ii) the R$6 million growth in marketing and advertising costs; and (iii) the R$26 million increase in losses in the direct sales channels.

8	GOL Linhas Aéreas Inteligentes S.A

Landing fees per ASK totaled R$1.23 cents, 11% or R$7 million higher than in 2Q13, chiefly due to the charging of a passenger connection fee in all airports used by GOL in Brazil (totally implemented as of July 2013).

        Aircraft and traffic servicing per ASK stood at R$1.74 cents, 50% more than in 2Q13, primarily due to contractual adjustments and risk premium for ground services employees, which increased by R$20 million and a R$27 million increase in advisory services and in services related to upgrading IT structures.

        Maintenance materials and repairs per ASK totaled R$1.31 cents, 96% up over 2Q13 due to the 8% appreciation of the average Dollar against the Real and additional expenses from the 5 aircraft in the process of being returned. Maintenance costs were also impacted by the increase in number of engine maintenance operations in those aircraft being returned to their lessors. In 2Q14 there were 4 such aircraft, versus 2 in 2Q13, according to the maintenance schedule.

         Depreciation and amortization per ASK came to R$1.07 cents, 12% up over 2Q13, due to the accelerated depreciation of improvements associated with major aircraft engine maintenance work.

        Other expenses per ASK stood at R$0.97 cents, 97% more than in 2Q13, chiefly due to: (i) the judicial agreement totaling R$22 million, which had no effect on the final result given the reversal of labor contingencies in personnel expenses; and (ii) a R$2 million increase in accommodation expenses; and (iii) a R$2 million increase in daily allowances due to the allocation of resources among the World Cup host cities.

Costs Breakdown – 2Q13 x 2Q14

Operating Result

GOL recorded operating income (EBIT) of R$38 million in 2Q14, versus a negative R$35 million recorded in 2Q13, with an operating margin of 1.6%, up by 3.4 percentage points.

Net Financial Result

GOL posted a net financial expense of R$105.7 million in 2Q14, 75% less than in 2Q13 primarily due to the exchange variation impact.

9	GOL Linhas Aéreas Inteligentes S.A

      Interest expenses increased by 2.3% to R$132.9 million, chiefly due to the 8% period devaluation of the Real against the average Dollar and the approximate 40% increase in the benchmark interest rate (SELIC), partially offset by the reduction in debt;

      The exchange variation came to R$50 million, versus a negative R$333.7 million in 2Q13, due to the 3% appreciation of the Real against the Dollar, partially offset by the devaluation of the Venezuelan Bolivar against the Dollar, recognized as a R$58.4 million loss in the Venezuelan cash position.

      Interest income totaled R$25.4 million in 2Q14, 84% up over 2Q13, chiefly due to the increase in the SELIC and the consequent growth in returns on financial investments, and also leveraged by the 2% rise in the Company’s cash position;

      Other financial expenses stood at R$11.8 million in 2Q14, 19% down year-on-year due to other gains with financial transactions.

Hedge Result

The Company makes use of hedge accounting to recognize some of its derivative instruments. In 2Q14, it recorded a book loss of R$40.1 million from hedge operations.

Hedge Results (R$ million)	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	9.1	-	(21.5)	(12.3)
Subtotal – Not Designated for Hedge Accounting	1.5	(29.3)	-	(27.8)
Total	10.6	(29.3)	(21.5)	(40.1)
OCI (net of taxes, on 06/30/2014)	1.8	-	(76.7)	(74.8)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated as effective for hedging cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Hedge Results (R$ million)	Fuel	Foreign Exchange	Interest	Total
Financial Result	10.6	(29.3)	(18.2)	(36.8)
Operating Result	-	-	(3.3)	(3.3)
Total	10.6	(29.3)	(21.5)	(40.1)

      Fuel:  fuel consumption hedge transactions, which are effected through derivative instruments involving crude oil and its by-products (WTI, Brent and heating oil) generated gains of R$10.6 million in 2Q14. Throughout the quarter, the Company gradually reduced its derivative-based fuel hedge position, which reached zero by the close. At the end of June 2014, 35% of its exposure in the next three months, and 34% by year-end, was hedged by fixed price transactions, involving the contracting of fuel for future delivery from the distribution company with pre-established volume, delivery base and price (ex-refinery).

      Interest: swap transactions to protect cash flow from aircraft leasing against an increase in interest rates generated total losses of R$21.5 million. The Company reduced its nominal hedged position from US$1,269 million at the end of 1Q14 to US$688.5 million on June 30, 2Q14.

10	GOL Linhas Aéreas Inteligentes S.A

Foreign Exchange: foreign exchange hedge transactions designed to protect the Company’s cash flow generated losses of R$29.3 million. GOL maintained its 1Q14 FX hedge protection, with 100% of exposure in the next 3 months and 50% for the next 6 months being protected. The graph shows the nominal value of the Dollar for hedging future expenses and the average rate contracted per period on June 30, 2014.

Income Taxes

Income tax totaled a negative R$77 million, mainly due to the increase in income recorded by Smiles S.A. over 2Q13, and the increase in deferred income tax on temporary differences, including aircraft leasing. The credit reported in 2Q13 was due to the positive impact on deferred taxes due to the depreciation of the Real against the Dollar between 1Q13 and 2Q13.

  Net Result

GOL posted a net loss of R$145 million in 2Q14, with a negative net margin of 6.1%, versus a net loss of R$433 million and a negative margin of 22.6% in 2Q13.

11	GOL Linhas Aéreas Inteligentes S.A

             Balance Sheet: Liquidity

Indebtedness (R$ MM)	2Q14	2Q13	% Var.	1Q14	% Var.
Loans and Financings	3,451.6	3,396.4	1.6%	3,392.1	1.8%
Aircraft Financing	1,955.3	2,198.1	-11.0%	2,076.6	-5.8%
Total of Loans and Financings	5,407.0	5,594.5	-3.4%	5,468.8	-1.1%
Short-Term Debt	531.7	487.5	9.0%	479.6	10.9%
Debt in US$	197.4	179.5	10.0%	184.6	6.9%
Debt in BRL	96.8	89.8	7.8%	61.7	56.9%
Long-Term Debt	4,875.3	5,107.0	-4.5%	4,989.2	-2.3%
Debt in US$	1,706.6	1,755.4	-2.8%	1,682.5	1.4%
Debt in BRL	1,116.5	1,217.8	-8.3%	1,181.6	-5.5%
Gross Debt excluding Perpetual and Interest	4,926.2	5,121.7	-0.6%	4,996.8	-2.7%
Perpetual Notes	394.2	396.6	-0.6%	405.1	-2.7%
Accumulated Interest	86.5	76.3	13.4%	66.9	29.3%
Operating Leases (off-balance)	4,051.3	3,202.5	26.5%	4,323.7	-6.3%
Total Loans and Financing	9,458.3	8,797.0	7.5%	9,792.5	-3.4%
Liquidity (R$ MM)	2Q14	2Q13	% Var.	1Q14	% Var.
Total Cash (cash and cash equivalents, short-term financial investments and restricted cash)	2,820.3	2,767.1	1.9%	2,822.4	-0.1%
Short-Term Receivables	466.8	353.4	32.1%	463.7	0.7%
Total Liquidity	3,287.1	3,120.5	5.3%	3,286.2	0.0%
Indebtedness and Liquidity (R$ MM)	2Q14	2Q13	% Var.	1Q14	% Var.
Cash and Equivalents as % of LTM Net Revenues	28.7%	34.1%	-5.5 p.p	30.1%	-1.5 p.p
Gross Debt (R$ MM)	5,407.0	5,594.5	-3.4%	5,468.8	-1.1%
Net Debt (R$ MM)	2,586.7	2,827.4	-8.5%	2,646.3	-2.3%
% of debt in foreign currency	75.3%	76.6%	-1.3 p.p	77.3%	-2.0 p.p
% of debt in Short-Term	9.8%	8.7%	1.1 p.p	8.8%	1.1 p.p
% of debt in Long-Term	90.2%	91.3%	-1.1 p.p	91.2%	-1.1 p.p
Gross Adjusted Debt[2] (R$ MM)	11,124	10,149	9.6%	10,773	3.3%
Net Adjusted Debt[2] (R$ MM)	8.304	7,382	12.5%	7,950	4.4%
Gross Adjusted Debt2 / EBITDAR LTM	6.2 x	15.5 x	-9.3 x	6.5 x	-0.3 x
Net Adjusted Debt2 / EBITDAR LTM	4.6 x	11.3 x	-6.7 x	4.8 x	-0.2 x
Net Financial Commitments1 / EBITDAR LTM	3.7 x	9.2 x	-5.5 x	4.2 x	-0.5 x

1- Financial commitments (gross debt + operational leasing contracts, in accordance with note 30 to the interim financial statements) less cash and cash equivalents and short-term financial investments

2 - Gross debt + LTM operational leasing expenses x 7

      GOL ended 2Q14 with total cash, including financial investments and restricted cash, of R$2.8 billion, equivalent to 29% of net revenue in the last 12 months and virtually flat over 1Q14. Short-term receivables totaled R$467 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation.

        In June, Air France-KLM acquired equivalent to 1.5% of GOL’s total capital, subscribing and paying for 4,246,620 preferred shares, which totaled R$116.4 million, or US$52 million. In addition, Air France invested US$33 million as part of the contractual total of US$48 million deriving from the commercial cooperation agreement between the two airlines. The remaining amount will be received within the next wo years.

12	GOL Linhas Aéreas Inteligentes S.A

On June 30, 2014, the Venezuelan cash position stood at R$329.7 million, including the impact of the R$58.4 million devaluation, corresponding to funds pending repatriation. In 2Q14, GOL received US$4.2 million from CENCOEX, the Venezuelan National Center for Foreign Trade, paid at the official exchange rate of 6.30 Venezuelan bolivars to the U.S. dollar. GOL is in constant discussions with the Venezuelan authorities regarding the repatriation of these funds.

        Liability Management

        The Company has been implementing a series of measures to manage its debt in order to target its objective of avoiding large amortizations over the next two years.

        In 2Q14, the Company amortized R$52 million in debt and raised R$168 million. By the end of the quarter, the Company’s total loans and financings came to R$5,407.0 million (including financial leasing), 3.4% down year over year and 1% down over the previous quarter, primarily due to period amortizations and the 3% devaluation of the end of period Real against the Dollar in comparison with 1Q14. The current liquidity ratio (total cash plus receivables divided by current liabilities) stood at 1.0x, same ratio as 2Q13 and 1Q14.

        The Company continued to record a gradual improvement in its leverage ratio (adjusted gross debt/LTM EBITDAR) due to the EBITDAR recovery in the last 12 months. The ratio closed the quarter at 6.2x, versus 15.5x in 2Q13 and 6.5x in 1Q14.

The average maturity of the Company’s long-term debt, excluding financial leasing and non-maturing debt, was 4.6 years, with an average rate of 12.5% for local-currency debt and 8.3% for Dollar-denominated debt.

Debentures

        In June 2014, the Annual Meeting of Debenture Holders’ of the 4th and 5th Debenture Issues approved an extension of the amortization term and altered the amortization schedule of the 4th Debenture Issue, from R$600 million in 2015 to R$150 million in 2015, R$50 million in 2016, R$50 million in 2017 and R$350 million in 2018. The Meeting also amended the restrictive contractual clauses related to indices and financial limits for the 4th and 5th Debenture issues and altered the cost of the 4th and 5th Debenture Issues from 118% of the CDI and 120% of the CDI, respectively, to 128% of the CDI.

Engine Facility  (CaCib)

        In 2Q14, the Company raised R$150 million (US$68 million) from Credit Agricole Corporate and Investment Bank (CA-CIB), guaranteed by 12 proprietary spare CFM56-7B engines, with the possibility of an additional US$100 million for future proprietary engine deliveries. The financing is over seven years at a cost of Libor+225bps, with quarterly amortizations of the principal and interest as of September 2014.

        The Company also contracted around R$18.6 million in import financing (FINIMP).

Subsequent Events

Smiles Debenture Issue

On July 15, 2014, Smiles  held its 1st debenture issuance in the amount of R$600 million remunerated at 115% of the DI rate, with amortization of the principal in 12 consecutive monthly installments as of August 4, 2014 and the possibility of early maturity and voluntary early redemption. The entire proceeds from the Issue were used by the Company to pay the capital reduction of R$1.0 billion, approved by the Annual and Extraordinary Shareholders’ Meeting of April 30, 2014, to its shareholders.

13	GOL Linhas Aéreas Inteligentes S.A

Offer for the Acquisition of 2017 and 2023 Senior Notes

        On July 29, 2014, GOL announced the conclusion of its Tender Offer for the Acquisition of 2017 and 2023 Senior Notes using its own resources. The Company spent US$98.9 million to acquire 55% of the 2023 Notes and US$88.2 million to acquire 42% of the 2017 Notes. As a result, the Company reduced its total debt by US$187 million and strengthened its efforts to adequate the cost of debt.

Debt Amortization Schedule

GOL’s loans and financing amortization profile, excluding interest and financial leasing, underlines the Company’s continuing commitment to reducing its short-term financial obligations.

              Debt Amortization Schedule (2Q14)

              Debt Amortization Schedule (Pro-Forma) ¹

¹Considers the following subsequent events: the Smiles S.A. debenture issue and the US$187.1 million tender offer

Operational Fleet and Fleet Plan

Fleet Plan (End of Period)	2014	2015	2016	>2016	Total
Fleet	137	140	140
Aircraft Commitments (R$ million)*	-	1,098	1,149	30,459	32,705
Pre-Delivery Payments (R$ million)	88	240	128	4,021	4,476
Total (R$ million)	88	1,338	1,276	34,479	37,181

                * Considers aircraft list price

14	GOL Linhas Aéreas Inteligentes S.A

Fleet (End of Period)	2Q14	2Q13	Var.	1Q14	Var.
Boeing 737-NG Family	146	135	11	147	-1
737-800 NG**	110	98	12	111	-1
737-700 NG	36	37	-1	36	0
737-300 Classic*	3	9	-6	7	-4
767-300/200*	1	1	-	1	-
Total*
Financial Leasing	46	46	-	46	-
Operational Leasing	101	90	11	102	-1

                         *  Non-operational aircraft

                        **Includes 5 aircraft being returned and 8 sub-leased aircraft

The Company ended the quarter with an operational fleet of 133 B737-700 NG and B737-800 NG aircraft, due to the sub-leasing of 8 aircraft to European airlines. The other 5 aircraft were in the process of being returned to their lessors, giving a total fleet of 146, as shown in the above table. The average age of the fleet is 7.1 years.

Of the 46 aircraft under finance leases, 40 have a purchase option when their leasing contracts expire. In 2Q14, the Company took delivery of 3 aircraft under operating lease contracts, and returned another 4 under operating lease, as well as 4 aircraft from Webjet’s fleet. On June 30, 2014, the Company had 130 firm aircraft acquisition orders with Boeing.

The portion financed through long-term loans with the U.S. Ex-Im Bank corresponds to 85% of the total aircraft cost. Other agents finance acquisitions with similar or higher rates, sometimes reaching 100%. The Company pays for its aircraft acquisitions with its own resources, loans, cash flow from operations, short and long-term credit lines and financing by the supplier.

Capex GOL invested R$194 million in 2Q14. For more details on changes in property, plant and equipment, see Note 16 to the financial statements.

15	GOL Linhas Aéreas Inteligentes S.A

Financial Guidance – 2014

2014 Financial Projections	From	To	Actual 6M14
Brazilian GDP Growth	1.5%	2.0%	-
Annual Change in RASK	Equal to or above 10%		24%
Annual Change in Domestic Supply (ASK)	-3%	-1%	-2.2%
Annual Change in International Supply (ASK)	Until +8%		4.3%
Annual Change in CASK ex-fuel	Equal to or less than 10%		27.5%
Average Exchange Rate (R$/US$)	2.50	2.40	2.30
Jet Fuel Price (QAV)*	2.85	2.70	2.56
Operating Margin (EBIT)	3%	6%	3.7%

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends. GOL is maintaining its previously published financial guidance for 2014.

Highlights of the Subsidiary Smiles’ Results in 2Q14

 25.2%  upturn in the number of accumulated miles, excluding GOL, over 2Q13;

 Increased redemptions with international partner airlines, totaling 1.2 billion miles, 16.7% of total redemptions;

 Gross margin of 46.9%, in line with 1Q14;

  Net income of R$64.1 million in 2Q14, with a  net margin of 42.1%;

 Issue of R$600.0 million in debentures at 115% of the CDI rate;

 Conclusion of the capital reduction (R$8.17 per share).

The second quarter of 2014 was marked by the increased accumulation of ex-GOL miles, which reached 8.1 billion, 25.2% more than in 2Q13. Redemptions with international partner airlines and products also moved up, considering the implementation of a redemption partnership with Aerolíneas Argentinas and the new e-commerce miles redemption platform. For more information, go to: http://www.smiles.com.br/ir.

16	GOL Linhas Aéreas Inteligentes S.A

6M14 Result - Operating Segment (R$ thousand)

For more information on the breakdown by business segment, see Note 29 to the standardized financial statements (DFPs).

Statement of Profit and Loss	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	2Q14 Total Consolidated
Net Revenue
Passenger revenues	4,332.4	-	4,332.4	83.3	4,415.7
Cargo and others revenues	422.6	-	422.6	(9.3)	413.3
Miles redeemed revenues	-	340.4	340.4	(294.7)	45.7
Costs	(4,062.4)	(180.6)	(4,243.0)	225.3	(4,017.7)
Gross Income	692.7	159.7	852.4	4.6	857.0
Operating revenues (expenses)
Commercial expenses	(395.8)	(27.0)	(422.7)	(2.7)	(425.4)
Administrative expenses	(310.8)	(14.7)	(325.5)	2.5	(322.9)
Other operating revenues (expenses)	75.1	-	75.1	-	75.1
Equity Income	81.1	(1.4)	79.7	(81.1)	(1.4)
Financial result
Financial income	148.4	100.0	248.4	(77.3)	171.1
Financial expenses	(655.3)	(0.5)	(655.8)	77.3	(578.4)
Exchange variation, net	107.3	0.6	107.9	-	107.9
Loss (Income) before income tax and social contribution	(257.4)	216.9	(40.5)	(76.7)	(117.2)
Current and Deferred income tax and social contribution	(48.0)	(74.5)	(122.4)	(1.5)	(123.9)
Total loss (income), net	(305.3)	142.4	(162.9)	(78.2)	(241.1)
Assets and Liabilities	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	2Q14 Total Consolidated
ASSETS
Current	2,846.8	978.5	3,825.3	(468.1)	3,357.2
Non-current	7,483.7	1,002.5	8,486.2	(1,586.7)	6,899.5
Total Assets	10,330.5	1,981.1	12,311.5	(2,054.8)	10,256.7
LIABILITIES
Current	4,403.9	276.3	4,680.2	(1,311.8)	3,368.5
Non-current	5,441.4	372.7	5,814.1	(18.6)	5,795.5
Shareholder’s equity	485.1	1,332.1	1,817.2	(724.5)	1,092.7
Total Liabilities and Shareholder’s equity	10,330.5	1,981.1	12,311.5	(2,054.8)	10,256.7

17	GOL Linhas Aéreas Inteligentes S.A

            Balance Sheet

Balanço Patrimonial (R$ `000)	2Q14	4Q13
Assets	10,256,690	10,638,448
Current Assets	3,357,238	3,565,709
Cash and cash equivalents	2,450,393	1,635,647
Financial assets	143,355	1,155,617
Restricted cash	7	88,417
Trade and other receivables	466,826	324,821
Inventories	147,729	117,144
Recoverable income taxes	30,936	52,124
Prepaid expenses	79,171	80,655
Hedge Transactions	-	48,934
Other current assets	38,821	62,350
Non-Current Assets	6.899.452	7.072.739
Deposits	844,295	847,708
Restricted cash	226,539	166,039
Prepaid expenses	22,386	26,526
Recoverable income taxes	67,844	73,537
Deferred income taxes	465,251	488,157
Other non-current assets	21,418	4,423
Investments	8,775	-
Property and equipment, net	3,517,216	3,772,159
Intangible Assets	1,725,728	1,694,190
Liabilities and Shareholders` Equity	10,256,690	10,638,448
Liabilities	9,163,968	9,419,948
Current Liabilities	3,368,462	3,446,791
Short-term borrowings	531,651	440,834
Accounts payable	498,760	502,919
Salaries, wages and benefits	256,201	233,584
Fiscal obligation	75,637	94,430
Sales tax and landing fees	300,127	271,334
Advance ticket sales	1,129,699	1,219,802
Smiles deferred revenue	208,650	195,935
Advance from customers	43,700	167,759
Provisions	156,284	199,471
Obligation of derivatives transactions	42,140	30,315
Other obligations	125,613	90,408
Non-Current Liabilities	5.795.506	5.973.157
Long-term debt	4.875.317	5.148.551
Provisions	248,544	282,903
Smiles deferred revenue	496,013	456,290
Advance from customers	383	3,645
Current income taxes payables	62,869	61,038
Other non-current liabilities	112,380	20,730
Shareholder's Equity	1.092.722	1.218.500
Capital Stock	2.501.653	2.501.574
Issued share capital	(145,279)	(145,279)
Shares to be issued	116,357	-
Capital Stock	103,366	103,366
Stock based compensation	88,464	85,438
Treasury shares	(32,116)	(32,116)
Liability valuation adjustment	(74,839)	(18,162)
Capital gains	687,902	611,13
Accumulated losses	(2.760.398)	(2.455.025)
Non-controllers shareholders's interest	607,612	567,574

18	GOL Linhas Aéreas Inteligentes S.A

                        Cash Flow

Consolidated (R$ '000)	06/30/2014	06/30/2013
Net Loss for the Period	(241,126)	(524,811)
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities
Depreciation and Amortization	259,561	227,155
Allowance for Doubtful Accounts	7,757	16,393
Provision for Judicial Deposits	2,541	8,073
Reversion (Provision) for Inventory Obsolescence	(1)	(8,289)
Deferred Taxes	49,892	14,062
Equity in Subsidiaries	1,407	-
Share-based Payments	4,186	3,692
Exchange and Monetary Variations, net	(111,061)	328,784
Interests on Loan and Leasing	148,074	105,006
Unrealized Hedge Result	15,852	24,765
Result share plan provision	32,546	-
Mileage Program	52,438	93,985
Write-off Property, Plant and Equipment and Intangible Assets	40	20,126
Net Income Adjusted	222,106	308,941
Cash Flows from Operating Activities:
Accounts Receivable	(149,762)	(44,105)
Financial Aplications Used for Trading	1,012,262	(818,486)
Inventories	(30,585)	(1,888)
Deposits	(34,275)	(54,439)
Prepaid Expenses, Insurance and Recoverable Taxes	36,452	(18,634)
Others Assets	6,534	29,452
Suppliers	(42,625)	(96,863)
Advance Ticket Sales	(90,103)	122,289
Advances from Customers	(127,321)	285,725
Salaries, Wages and Benefits	(9,929)	2,194
Sales Tax and Landing Fees	28,793	(1,299)
Tax Obligation	62,246	16,800
Obligations from Derivative Transactions	5,200	(21,337)
Provisions	(87,995)	(137,905)
Others Liabilities	125,716	(5,543)
Cash Flows from Operating Activities	926,714	(435,098)
Interest Paid	(167,065)	(129,127)
Income Tax Paid	(76,483)	(20,610)
Net Cash Provided by Operating Activities	683,166	(584,835)
Restricted Cash	27,910	23,025
Investment acquisition	(12,500)	-
Investment sale	65,752	-
Property, Plant and Equipment	(125,724)	(112,494)
Advances for Property, Plant and Equipment Acquisition	153,432	-
Intangible Assets	(24,319)	(9,282)
Net Cash Provides (Used in) Investing Activities	84,551	(98,751)
Loan Funding	295,719	397,600
Loan Payment	(73,304)	(318,175)
Financial Leases Payment	(122,355)	(94,525)
Disposal of Treasury Shares	-	3,235
Capital Increase	1,235	1,885
Shares to be issued	117,249	-
Dividends paid	(67,409)	-
Capital increase in subsidiary	-	1,095,953
Gains due to change on investment	5,474
Net Cash Generated by (Used In) Financing Activities	156,609	1,085,973
Exchange Variation on Cash and Cash Equivalents	(109,580)	(15,848)
Net Increase in Cash and Cash Equivalents	814,746	386,539

Cash and Cash Equivalents at Beginning of the Period	1,635,647	775,551
Cash and Cash Equivalents at End of the Period	2,450,393	1,162,090

19	GOL Linhas Aéreas Inteligentes S.A

GLOSSARY OF INDUSTRY TERMS

      AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period..

      AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

      AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

      AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

      BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

      BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

      CHARTER: a flight operated by an airline outside its normal or regular operations.

      EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

      LESSOR: the party renting a property or other asset to another party, the lessee.

      LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

      LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

      OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

      OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

      OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

      PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

      PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY):  credit for the prepayment of aircraft acquisitions.

      REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

      REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight

      SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

      SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

      SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

      TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

      WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

20	GOL Linhas Aéreas Inteligentes S.A

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 67 destinations under the GOL and VARIG brands, 15 of which international flights in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

21	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.